Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES CASH DIVIDEND
PAYABLE AUGUST 15, 2012

(Calgary, July 12, 2012) /Marketwire/ - Pengrowth Energy Corporation today confirmed its July 6, 2012 announcement that its August 15, 2012 cash dividend will be Cdn $0.04 per common share. The ex-dividend date is July 19, 2012. The dividend will be payable to all shareholders who hold shares on the record date of July 23, 2012.

The dividend of Cdn $0.04 per common share is equivalent to approximately U.S. $0.039 per common share using a Canadian/U.S. dollar exchange rate of Cdn$1.00:U.S. $0.9817. The actual U.S. dollar equivalent of the dividend will be based upon the actual Canadian/U.S. dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes for U.S. residents who hold their Pengrowth shares in taxable accounts.

The above dividend has been designated as an “eligible dividend” for Canadian income tax purposes. Pengrowth’s dividends are also considered “qualified dividends” for U.S. income tax purposes.

Dividend Reinvestment and Premium Dividend Plan

Pengrowth has a Dividend Reinvestment Plan (DRIP) program and a Premium DividendTM program which provide eligible shareholders with the opportunity to reinvest their dividends in new shares at a five percent discount to the average trading price (as calculated pursuant to the Plan) on the applicable dividend payment date, where the new shares will, at the participant's election, either be:

•	credited to the participant's account under the DRIP; or

•
  for Canadian participants only, delivered to the designated Plan Broker and disposed of under the Premium Dividend™ program in exchange for a cash payment to the participant equal to 102 percent of the reinvested dividends.

Additional information on the Plan can be obtained by calling Olympia Trust Company, Pengrowth’s transfer agent, at 1-888-353-3138 or Pengrowth Investor Relations at 1-888-744-1111.

Second Quarter 2012 Results

Pengrowth intends to issue its 2012 second quarter financial and operating results after markets close on August 10, 2012.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include Swan Hills light oil, Cardium light oil and liquids-rich gas and the Lindbergh Steam Assisted Gravity Drainage ("SAGD”) project. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

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